United States securities and exchange commission logo





                               July 10, 2023

       Tianshi (Stanley) Yang
       Chief Financial Officer
       TD Holdings, Inc.
       139, Xinzhou 11th Street , Futian District
       Shenzhen , Guangdong, PRC 518000

                                                        Re: TD Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 001-36055

       Dear Tianshi (Stanley) Yang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Cover Page

   1. We note your definition of "China" does not include Hong Kong. In future filings, please revise the definition
to clarify that the legal and operational risks associated with operating in China also apply to
any operations in Hong Kong. We also note that you have some
                                                        Hong Kong entities as
part of your corporate structure; please discuss in future filings the applicable laws and
regulations in Hong Kong as well as the related risks and
                                                        consequences. Examples
of applicable laws and regulations include, but are not limited to:
                                                            Enforceability of
civil liabilities in Hong Kong;
                                                            China   s
Enterprise Tax Law ("EIT Law");
                                                            Regulatory actions
related to data security or anti-monopoly concerns in Hong Kong and their
potential impact on your ability to conduct business, accept foreign investment or list
on a U.S./foreign exchange; and
                                                            Risk factor
disclosure explaining whether there are laws/regulations in Hong Kong
 Tianshi (Stanley) Yang
FirstName  LastNameTianshi (Stanley) Yang
TD Holdings,  Inc.
Comapany
July       NameTD Holdings, Inc.
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
              that result in oversight over data security, how this oversight
impacts the company   s
              business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
Item 1. Description of Business, page 1

2. In future filings, please disclose prominently in this section of the annual report that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. In future filings, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors in the future and cause the value of such securities to significantly decline or be worthless. Your disclosure should
         address how recent statements and regulatory actions by China   s
government, such as
         those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
4. In future filings, provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.
Applicable Government Regulations, page 11

5. We note your disclosure listing the PRC regulations you comply with. In future filings, please also disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to maintain your registered securities program. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to your operations, and state affirmatively whether you have received all requisite
 Tianshi (Stanley) Yang
TD Holdings, Inc.
July 10, 2023
Page 3
         permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, if you rely upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business, please state as much or explain why such an opinion was not obtained if applicable.
Item 1A. Risk Factors
Risks Related to Doing Business in China, page 25

6. In future filings, please include disclosure about the Holding Foreign Companies
         Accountable Act. Please expand your risk factors to disclose that the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023,
         decreases the number of consecutive    non-inspection years    from
three years to two years,
         and thus reduces the time before the securities of a non-compliant issuer may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
7.     Given the Chinese government   s significant oversight and discretion
over the conduct of
       your business, please revise your disclosure in future filings to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign
FirstName LastNameTianshi (Stanley) Yang
       investment in China-based issuers, acknowledge the risk that any such action could
Comapany    NameTDlimit
       significantly  Holdings,  Inc.
                           or completely  hinder your ability to continue to
offer securities to
       investors  and
July 10, 2023 Page 3 cause the value of such securities to significantly decline or be worthless.
FirstName LastName
 Tianshi (Stanley) Yang
FirstName  LastNameTianshi (Stanley) Yang
TD Holdings,  Inc.
Comapany
July       NameTD Holdings, Inc.
     10, 2023
July 10,
Page  4 2023 Page 4
FirstName LastName
8. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies listed on a foreign exchange, please revise your disclosure in future filings to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date. In addition, if you rely upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from the CAC to operate your business, please state as much or explain why such an opinion was not obtained if applicable.
General

9. We note that one or more of your officers are located in the PRC/Hong Kong. In future filings, please disclose (i) that is the case and identify the relevant individuals, and (ii)
         include a separate    Enforceability    section and a risk factor
addressing the challenges of
         bringing actions and enforcing judgments/liabilities against such individuals.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-221-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services